FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT KGaA 2005 RESULTS

- Profit before tax up 59.1 per cent to EUR194.4 million; profit after tax up 50.4 per cent to EUR117.9 million.

- Operating profit up 33.4 per cent to EUR137.4 million in 2005.

- Return on equity before tax improved from 19.5 per cent to 30.6 per cent.

- Assets under management for private bank clients increased approximately 75 per cent from EUR11.4 billion to EUR19.9 billion.

- Highest profits in HSBC Trinkaus & Burkhardt's history.

HSBC Trinkaus & Burkhardt's operating profit increased by 33.4 per cent to EUR137.4 million last year. This performance is encouraging given the double-digit growth in operating income already achieved in 2003 and 2004. In 2005, the bank improved results significantly in all lines of business. It grew the total number of clients as well as the range of products and services offered.

The growth in product and service offerings included the rapid development of the fund management and administration businesses. Assets under management in the private banking business grew from EUR11.4 billion in 2004 to EUR19.9 billion in 2005. Funds under management and administration, an important performance indicator in asset management and in funds administration, rose by more than 50 per cent from EUR41.8 billion to EUR62.8 billion. Proprietary trading also performed well, building on good results seen in 2004.

Net fees and commissions, the most important contributor of the bank's profits, improved by 16.8 per cent from EUR226.4 million to EUR264.4 million. Net interest income rose by 7.6 per cent from EUR69.3 million to EUR74.6 million. Trading profits advanced by 36.6 per cent from EUR54.4 million to EUR74.3 million. Risk provisions in the lending business were reduced in 2005 while the bank continues to adhere to its traditionally conservative credit policies. Alongside a reduction in provisions, significant reversals were realised as several commitments, for which loan loss provisions had been made, had performed more positively than originally expected.

The 14.9 per cent increase in the bank's administrative expenses to EUR286.4 million is in line with strategic goals. Targeted investments are being made in clearly defined growth areas. These involve an increase in the number of staff and higher costs for information technology. Success in business performance during 2005 led to a strong increase in performance-related remuneration. As a result of the significant increase in profits, the cost:income ratio was lowered to 60.8 per cent from 66.8 per cent in 2004.

There was a structural change in administrative expenses in 2005 chiefly as a result of two items. First, the launch of International Transaction Services GmbH (ITS) as a joint venture with T-Systems International GmbH. Higher administrative expenses were incurred with the establishment of the company and during the start-up phase. There was, however, some decline in reported administrative expenses once the net results of ITS were reported as income from joint ventures. Second, selected financial investments and pension liabilities were transferred to a Contractual Trust Arrangement (CTA). The expenses resulting from the obligations are set off against the income from the assets transferred according to International Financial Reporting Standards.

Both events and the sale of financial investments resulted in high extraordinary income in 2005. This led to an even stronger increase in net income for the year than in operating profit. Profit before tax increased 59.1 per cent from EUR122.2 million to EUR194.4 million. Profit after tax increased 50.4 per cent from EUR78.4 million to EUR117.9 million - the best result in Trinkaus & Burkhardt's history. Return on equity improved from 19.5 per cent to 30.6 per cent before tax and from 12.5 per cent to 18.5 per cent after tax. An increase in shareholder dividend to EUR2.50 from EUR2.25 for 2004, will be proposed at the bank's annual shareholders' meeting on 30 May 2006.

In 2005, there was a strong increase in consolidated assets of 19.7 per cent to EUR16.0 billion. The increase in risk assets and in market risk positions as defined by the German Banking Act (Kreditwesengesetz) led to a slight decline in the total capital ratio from 12.5 per cent to 11.5 per cent and in the core capital ratio from 8.2 per cent to 7.3 per cent. The bank's capital resources remain strong.

As already announced at the end of 2005, HSBC has increased its stake in HSBC Trinkaus & Burkhardt. HSBC now holds 78.6 per cent from 73.5 per cent at the end of 2004. The stake held by Landesbank Baden-Wurttemberg remains unchanged at
20.3 per cent.

There was a strong increase in profit in the private banking division during 2005. Pre-tax profits increased by 25.1 per cent from EUR30.7 million to EUR38.4 million. This increase is particularly notable as last year's results included an exceptional gain of EUR6.3 million from the sale of shares in HSBC Guyerzeller Bank in 2004. The improvement in earnings of our private banking division was the result of significant business expansion in the securities business that included strong increases in volumes.

In the corporate banking division, net fees and commissions rose as a result of a significant expansion of the client base and the bank's strengthening position as 'core' bank for a large number of corporate clients. The earnings contribution in this division rose by 7.7 per cent to EUR46.3 million.

The bank's institutional client segment operated very successfully, with particular success in the structured products business and in asset management. The sale of products from the HSBC Group contributed to the further increase in this division's results. There was strong growth in the earnings contribution, of 13.4 per cent to EUR50.7 million. In order to highlight the growing cooperation with HSBC in the field of worldwide asset management services, the subsidiary HSBC Trinkaus Capital Management GmbH has been renamed HSBC Investments Deutschland GmbH in 2006.

The pace of growth of INKA Internationale Kapitalanlagegesellschaft mbH accelerated again last year, after being very successful in 2003 and 2004. The assets managed by the subsidiary in 269 (previous year 227) special and public funds increased from EUR24.5 billion to EUR38.8 billion. As a custodian bank, HSBC Trinkaus & Burkhardt offers the safekeeping of securities in many countries. Assets under custody reached a high of EUR103.6 billion in 2005.

Proprietary trading benefited from the favourable market environment and was able to record the highest increase in earnings in a year-on-year comparison. Alongside the particularly successful equities derivatives trading activities, fixed income and foreign exchange trading also reported significant increases in revenues. Overall, the earnings contribution from the proprietary trading segment more than doubled to EUR51.2 million from EUR25.1 million the previous year.

HSBC Trinkaus & Burkhardt acted as lead manager in the debt capital market in cooperation with HSBC in 74 issues with an aggregate volume of more than EUR26.6 billion. The bank's own issuance of warrants, certificates and bonds with different structures led to more than a 20 per cent increase in the bank's own issues from 9,354 to 11,305.

The bank's subsidiary ITS is one of the leading securities processing service providers. In terms of transaction volume it is already the second-largest provider in the German market. The ITS platform today is used by HSBC Trinkaus & Burkhardt, S Broker, DAB bank and fimatex by boursorama. FondsServiceBank is to be added to the ITS client list in 2006. By the end of 2007, HypoVereinsbank will also outsource substantial parts of its securities processing in the private clients business to ITS.

Together with the majority shareholder HSBC, the managing partners of HSBC Trinkaus & Burkhardt have decided to propose to the annual shareholders' meeting on 30 May 2006 the conversion of the legal form of the bank from a partnership limited by shares (KGaA) to a German Stock Corporation (AG). The new legal structure will strengthen HSBC's commitment to HSBC Trinkaus & Burkhardt as a strategic partner to grow the largest European bank's presence in the German market. HSBC Trinkaus & Burkhardt's business model with its focus on corporate and institutional clients, wealthy private banking clients and proprietary trading remains unchanged. This will be emphasised by the appointment of the managing partners as members of the future board whose objective is to further expand operations in Germany. The partners believe that by changing the legal form of the bank, the links between HSBC and HSBC Trinkaus & Burkhardt will be reinforced and new forward-looking opportunities will be created for clients as well as employees.

The managing partners of HSBC Trinkaus & Burkhardt are optimistic about the bank's performance in 2006 and will pursue the goal of further increasing the bank's operating profit during the year. This goal is subject to a strong upward trend in stock market turnover and risk provisioning costs in line with the levels seen in previous years.



Consolidated figures according to International Financial Reporting Standards



1. Balance sheet (EUR m)                2005             2004           %change

 Loans and advances to
  customers                          2,554.0          2,636.7              (3.1)
 Financial assets held
  for trading                        6,470.6          6,215.6               4.1
 Customer accounts                   7,139.6          5,927.1              20.5
 Financial liabilities held
  for trading                        5,883.9          4,956.4              18.7
 Equity capital                        844.5            787.5               7.2
 Total assets                       15,951.4         13,323.1              19.7

2. Profit and loss account (EUR m)

 Net interest income                    74.6             69.3               7.6
 Risk provisions                        (9.7)             1.6                 -
 Net fees and commissions              264.4            226.4              16.8
 Trading profit                         74.3             54.4              36.6
 Trading administrative expenses       286.4            249.3              14.9
 Operating profit                      137.4            103.0              33.4
 Profit before tax                     194.4            122.2              59.1
 Profit after tax                      117.9             78.4              50.4

3. Other key figures

 Pre-tax return on equity (%)           30.6             19.5                 -
 Cost:income ratio of
  ordinary activities (%)               60.8             66.8                 -
 Funds under management
  and administration (EUR bn)             62.8             41.8              50.2
 Capital ratio according to
  Kreditwesengesetz (KWG)(%)            11.5             12.5                 -



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  07 April 2006